December 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Asia-Timmons Pierce Jay Ingram

Re:	QuantumScape Corporation Registration Statement on Form S-1 Filed December 17, 2020 File No. 333-251433

Ladies and Gentlemen:

On behalf of our client, QuantumScape Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 28, 2020 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 as filed on December 17, 2020, and as amended by Amendment No. 1 filed on December 28, 2020 (as amended, the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is concurrently submitting via EDGAR this letter and an Amendment No. 2 to the Registration Statement (the “Amendment”). For the Staff’s reference, we have included both a clean copy of the Amendment and a copy marked to show all changes from the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of the Amendment.

Registration Statement on Form S-1

General

1.

Please revise your cover page and fee table to clarify the securities that are being registered for resale. Please also identify securities, if any, that are being registered as a primary issuance. In that regard, we note that in the Selling Securityholders table on page 102 you disclose that 287,903,653 shares of Class A Common Stock are being offered. However, the cover page indicates that you are registering 306,053,642 shares of Class A Common Stock.

Securities and Exchange Commission

The Company has revised the disclosure in the footnotes to the fee table and on the cover page in response to the Staff’s comment.

The 306,053,642 shares of Class A Common Stock that are being registered for resale as indicated on the cover page are comprised of the 287,903,653 shares of Class A Common Stock in the Selling Securityholders table, the 6,650,000 shares of Class A Common Stock issuable upon exercise of the 6,650,000 warrants in the Selling Securityholders table, and the 11,499,989 shares of Class A Common Stock issuable upon exercise of the 11,499,989 warrants held by the Company’s remaining warrantholders.

* * * *

Securities and Exchange Commission

Please direct any questions regarding the Company’s responses or the Amendment to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark Baudler
Mark Baudler

cc:	Jagdeep Singh, QuantumScape Corporation
Michael McCarthy, QuantumScape Corporation
Michael Danaher, Wilson Sonsini Goodrich & Rosati, P.C.
Mark Baudler, Wilson Sonsini Goodrich & Rosati, P.C.